Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual March 31, 2005
ASSETS	
Current Assets	
Cash and cash equivalents	117.9
Accounts receivable	0.7
Notes receivable to associated companies	978.2
Interest and taxes accrued	35.9
Prepaid expenses and other	27.6
	1,160.3
Investments and Other Assets	
Investment in consolidated companies	4,308.6
Deferred income taxes	36.8
Other	15.4
	4,360.8
Property, Plant and Equipment	
Intangible assets	13.6
Less accumulated amortization	12.5
	1.1
Total Assets	5,522.2
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	417.0
Accounts payable to associated companies	1.6
	418.6
Long-Term Debt	1,698.7
Shareholder's Equity	
Common stock	1.9
Additional paid-in capital	2,576.1
Capital Stock Expense	(13.6)
Other comprehensive loss	(31.8)
Treasury stock	(0.4)
Retained earnings	872.7
Total Shareholder's Equity	3,404.9
Total Liabilities and Shareholder's Equity	5,522.2